Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the
Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, US
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
Strong Q4 leads ASML to record 2007 full year earnings
Technology leadership to provide robust H1 sales and profit amid market uncertainty
VELDHOVEN, the Netherlands, January 16, 2008 — ASML Holding NV (ASML) today announces 2007 fourth quarter and 2007 full year results according to US GAAP as follows:
•	Q4 2007 net sales of EUR 973 million versus Q3 2007 net sales of EUR 940 million (Q4 2006 net sales of EUR 1,068 million). Full year 2007 net sales rose to a new record high of EUR 3,809 million, up 5.9 percent versus 2006 net sales of EUR 3,597 million.

•	Q4 2007 net income of EUR 206 million or 21.2 percent of net sales set a new record for ASML, including income of EUR 35 million from a net tax benefit from the settlement of several tax contingencies. This compares with Q3 2007 net income of EUR 168 million or 17.9 percent of net sales (Q4 2006 net income of EUR 206 million or 19.3 percent of net sales). Full year 2007 record net income amounted to EUR 688 million or 18.1 percent of net sales, up 10.1 percent versus 2006 net income of EUR 625 million or 17.4 percent of net sales.

•	Q4 2007 net bookings valued at EUR 803 million with 54 systems including 45 new and 9 used systems, leading to an order backlog valued at EUR 1,697 million as of December 31, 2007.
“Even though the global semiconductor industry was under pressure in 2007, we confirmed the robustness of the company’s market position and managed to close the year with record sales and net income,” said Eric Meurice, president and CEO of ASML. “Unit demand for our systems remained stable in 2007 and in the fourth quarter. At the

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same time, the value of our systems increased as a result of product improvements throughout our portfolio and the need of our customers for leading edge technology, specifically immersion. Worldwide, customers have now processed over 8 million wafers on ASML immersion machines, enabling a new wave of more powerful chips and exciting electronic applications. This strong year has allowed us to start expanding our production facilities and boost our research and development investments worldwide. Thanks to our relentless focus on execution we were able to return EUR 1,372 million excess cash to shareholders in 2007 alone,” Meurice said.
Operations Update
Full year 2007 net sales of EUR 3,809 million consisted of system sales of EUR 3,392 million, as the company shipped a total of 260 systems, including 235 new and 25 used, and net service and field option sales which amounted to EUR 417 million. Year-ago net sales of EUR 3,597 million consisted of net system sales of EUR 3,229 million, as the company shipped a total of 266 systems, including 220 new and 46 used, and net service and field option sales which amounted to EUR 368 million.
In Q4 2007, ASML net sales of EUR 973 million was again stronger compared with the previous quarter. In Q4 2007, ASML shipped 50 new and 5 used systems, totaling net sales of EUR 853 million, and generated net service and field option sales of EUR 120 million. Net sales for Q3 2007 included the shipment of 54 new and 5 used machines, totaling EUR 849 million, and net service and field option sales of EUR 91 million.
The Q4 2007 average selling price for a new system increased to EUR 16.5 million, compared with the Q3 2007 average selling price for a new system of EUR 15.2 million, as demand for our leading edge immersion systems continued to accelerate. The Q4 2007 average selling price for all ASML systems sold was EUR 15.5 million, compared with the Q3 2007 average selling price of EUR 14.4 million.
Q4 2007 net bookings totaled 54 systems valued at EUR 803 million, including 45 new systems with an average selling price for new systems of EUR 16.9 million. ASML received 11 orders for the TWINSCAN™ XT:1900i.

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ASML’s order backlog as of December 31, 2007 was EUR 1,697 million, totaling 89 systems with an average selling price of EUR 19.1 million. This compares with ASML’s backlog as of September 30, 2007 of EUR 1,769 million, including 90 systems with an average selling price of EUR 19.7 million.
ASML shipped the 750th TWINSCAN system in 2007, reinforcing the acceptance of the TWINSCAN platform as the semiconductor industry’s standard for 300-millimeter lithography because of its high productivity, capital efficiency and technical accuracy.
2007 also marked the start of volume production on immersion lithography systems, enabling the chip industry to image smaller features on silicon wafers. Chipmakers need to produce ever smaller and denser integrated circuits to improve the functionality of their chip designs to power today’s computing and consumer electronics products. More than 70 immersion systems have now been shipped to 20 different ASML customers on three continents, including 35 immersion systems in 2007 alone.
Our latest immersion system, the TWINSCAN XT:1900i, enables volume production of memory devices at 40 nanometer (nm). ASML shipped 20 XT:1900i systems since the first shipment in July of 2007, including several systems to chip makers in Japan where ASML is gaining sales and customers. Some of these systems are running consistently at over 2,100 wafers per day.
ASML increased global market share measured in net sales to 65 percent in 2007 from 63 percent in 2006, according to the latest available data reported by SEMI, an independent semiconductor industry organization. This market share growth is consistent with our top ratings for customer satisfaction in third-party surveys.
ASML’s Q4 2007 gross profit margin was 40.7 percent, compared with the Q3 2007 gross profit margin of 41.2 percent.
Q4 2007 research and development (R&D) costs were EUR 129 million net of credits, compared with Q3 2007 R&D costs of EUR 120 million net of credits.
Selling, general and administrative (SG&A) expenses were EUR 57 million in Q4 2007, compared with SG&A expenses of EUR 56 million in Q3 2007.

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In Q4 2007, ASML generated a net income of EUR 206 million or EUR 0.47 per ordinary share. This compared with a net income of EUR 168 million in Q3 2007 or EUR 0.35 per ordinary share. Full year net income in 2007 was EUR 688 million or EUR 1.49 per ordinary share versus 2006 net income of EUR 625 million or EUR 1.32 per share. For the first time our full year net income as a percentage of net sales exceeds 18 percent. Full year 2007 net income included income of EUR 35 million from a net tax benefit from the settlement of several tax contingencies in the fourth quarter, as mentioned earlier, as well as a one-off charge of EUR 23 million in relation to the acquisition of Brion Technologies, Inc. in the first quarter. No unusual income or expenses were recorded in 2006.
ASML acquired Brion in order to boost ASML’s position in semiconductor design and wafer manufacturing optimization solutions for advanced lithography. In the market for optical proximity correction (OPC) verification, Brion achieved a 50 percent global share of layer processing at the world’s top 20 advanced chip producers, and it even reached 80 percent penetration in Japan alone.
Net cash from operations was EUR 72 million in Q4 2007. ASML ended Q4 2007 with EUR 1,272 million in cash and cash equivalents.
ASML is firmly committed to continue returning cash above our operational needs to shareholders. Through a share buyback program for 14 million shares announced in October, ASML has already acquired 9 million shares to cover for outstanding employee stock options. Through 2007, the number of issued and outstanding ASML shares fell to 436 million from 477 million, a reduction of 41 million shares.
Outlook
“Within the current sentiment of global economic weakness, underlined by an overall 2008 semiconductor capital investment slowdown forecast by some analysts and customers, ASML is still well positioned for robust revenues in the first half of this year. Indeed, with more than 60 percent of our large EUR 1,697 million backlog covered by immersion technology tools, and 26 percent of the backlog ordered by manufacturers of

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logic integrated circuits (ICs), we have a relatively low exposure to the currently more volatile capital spend at second tier memory manufacturers. Our successful immersion products cater to the swift technology transfers down to 4x nm nodes, which are being executed with urgency by our customers to reach appropriate integration and cost targets that are needed in the current environment. We expect to almost double our net sales from immersion systems in 2008 from 2007. Although independent market researchers still expect a double digit increase in demand for integrated circuit units in 2008, which should translate into lithography market expansion in 2008, we are awaiting confirmation of this potential growth through the exact level of Q1 and Q2 bookings. We remain optimistic, in view of our customers’ large immersion technology needs, their high level of capacity utilization, and the current IC inventory levels in the market,” Meurice said.
ASML expects to ship 50 systems in Q1 2008 with an average selling price of EUR 18.9 million for new systems and an average selling price for all systems of EUR 16.3 million. We expect a gross profit margin in Q1 2008 of between 40 to 41 percent, R&D costs of EUR 127 million net of credits and SG&A costs of EUR 58 million.
Consistent with our previously disclosed policy, ASML will maintain a target for cash and cash equivalents of between EUR 1 billion and EUR 1.5 billion. We will complete the announced share buyback program for 14 million shares. We are confident about our continued ability to generate cash above operational needs in 2008, and we will consider all available opportunities to return this cash to shareholders, including share buybacks, dividend and capital repayment.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,500 employees, serving chip manufacturers in more than 60 locations in 16 countries. For more information, visit the web site: www.asml.com
Financial Reporting

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ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP statements of operations, statements of cash flows and balance sheets, and a reconciliation of net income and equity from US GAAP to International Financial Reporting Standards (IFRS) are available on www.asml.com
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payments and the accounting of convertible bonds. Quarterly IFRS statements of operations, statements of cash flows, balance sheets and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com
ASML Holding N.V. is currently finalizing the financial statements for the year ended December 31, 2007. We expect to be able to file our 2007 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission on January 25, 2008 and to publish our Statutory Annual Accounts for the year 2007 in February 2008. The consolidated balance sheets of ASML Holding N.V. as of December 31, 2007, the related consolidated statements of operations and consolidated statements of cash flows for the year ended December 31, 2007 and all quarterly information as presented in this press release are unaudited.
Press Conference
A press conference will be hosted today by CEO Eric Meurice and CFO Peter Wennink at 11:00 AM Central European Time / 05:00 AM Eastern US time at the company’s headquarters in Veldhoven, the Netherlands. Access is also via www.asml.com to listen to the press conference.
A presentation about Q4 2007 and Annual 2007 results is available on www.asml.com
Investor and Media Call

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A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 20 531 5856 and the US +1 706 679 0473. Access is also via www.asml.com to listen to the conference call.
A presentation about 2007 full year and fourth quarter results is available on www.asml.com
A replay of the Investor and Media Call will be available on www.asml.com.
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

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